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                                                                   Exhibit 99.14
                                                         AS EXECUTED - CONFORMED


                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                                ASTRA MERCK INC.



         Astra Merck Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

         1.       The name of the Corporation is Astra Merck Inc.

         2. The name under which the Corporation was originally incorporated was Astra/Merck, Inc. and the date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was June 30, 1982. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 6, 1997.

         3. This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted by the stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

         4. The text of the certificate of incorporation of the Corporation, as amended, restated or supplemented heretofore, is further amended and restated hereby to read in full as follows:

         FIRST: The name of the Corporation is Astra Merck Inc. (the "Corporation").

         SECOND: The address of the Corporation's registered office is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of its registered agent thereat is The Corporation Trust Company.

         THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "GCL").

         FOURTH:

         (a) Immediately upon the filing of this Amended and Restated Certificate of Incorporation, (i) each share of Class B Non-Voting Preferred Stock, par value $12,160 per share, of the Corporation, issued and outstanding immediately prior to such filing, shall, without any action by the holder thereof, be reclassified as, and exchanged for, one (1) share of Class E Non-Voting Convertible Participating Preferred Stock, par value $12,160 per share, of the Corporation (the "Class E Preferred Stock"), and (ii) each share of Class A Common Stock, par value $.01 per share, Class B Common Stock, par value $.01 per share, and Class C Common
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Stock, par value $.01 per share, of the Corporation, issued and outstanding immediately prior to such filing, shall, without any action by the holder thereof, be reclassified as, and exchanged for, one (1) share of Common Stock, par value $.01 per share, of the Corporation (the "Common Stock").

         (b) The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 750,001 consisting of:

                  (i)      337,501 shares of Common Stock; and

                  (ii) 412,500 shares of preferred stock, divided into the following four classes (collectively, the "Preferred Stock"):

                           (A) 200,000 shares of Class A Non-Voting Preferred Stock, par value $12,160 per share (the "Class A Preferred Stock"), (B) 12,500 shares of Class C Voting Preferred Stock, par value $9,600 per share (the "Class C Preferred Stock"), (C) 12,500 shares of Class D Voting Preferred Stock, par value $9,600 per share (the "Class D Preferred Stock") and (D) 187,500 shares of Class E Preferred Stock.

         (c) The shares of Common Stock shall be subject to the prior rights of the holders of shares of Preferred Stock as hereinafter provided in this Article FOURTH. The holders of Common Stock shall participate equally, share and share alike, in all dividends and other distributions on or with respect to the Corporation's Common Stock, including distributions in liquidation or dissolution, and such dividends or other distributions as may be duly declared by the Board of Directors of the Corporation (the "Board of Directors").

         (d) Subject to any voting rights conferred upon the holders of the Class A Preferred Stock and the Class E Preferred Stock pursuant to Paragraphs
(e)(v) and (h)(v) of this Article FOURTH, respectively, and except as otherwise provided by law, the voting power of stockholders of the Corporation shall be vested in the holders of shares of the Common Stock, Class C Preferred Stock and Class D Preferred Stock. Each share of Common Stock shall be entitled to one vote on all matters upon which stockholders of the Corporation have the right to vote. Each share of Class C Preferred Stock shall be entitled to such number of votes as provided in Paragraph (f)(v) of this Article FOURTH and each share of Class D Preferred Stock shall be entitled to such number of votes as provided in Paragraph (g)(v) of this Article FOURTH.

         (e) Class A Preferred Stock. The following sets forth the voting powers, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, of the Class A Preferred
Stock:

                  (i) Rank. The Class A Preferred Stock shall, with respect to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation, rank senior to the Common Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class E Preferred Stock and any other class of capital stock hereafter created by the Board of Directors.


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                  (ii)     Dividends.

                           (A) The holders of the outstanding shares of Class A Preferred Stock (the "Class A Preferred Holders") shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cumulative cash dividends, at a rate per annum equal to 5.00% (subject to adjustment as set forth in Paragraph (e)(ii)(F) of this Article FOURTH) of the liquidation preference per share of the Class A Preferred Stock, payable semi-annually. All dividends shall be cumulative, whether or not earned or declared, on a daily basis from the date of original issuance of the Class A Preferred Stock or any subsequent issuance, as the case may be, and shall be payable semi-annually (each full semi-annual period being referred to in this Paragraph (e) of Article FOURTH and in Paragraphs
         (f), (g) and (h) of this Article FOURTH as a "Dividend Period") in arrears on each June 30 and December 31 (each such date being referred to in this Paragraph (e) of Article FOURTH and in Paragraphs (f), (g) and (h) of this Article FOURTH as a "Dividend Payment Date"), commencing June 30, 1998 (any dividend not paid on or before the applicable Dividend Payment Date therefor being referred to in this Paragraph (e) of Article FOURTH and in Paragraphs (f), (g) and (h) of this Article FOURTH as "Past Due"). Accrued and unpaid dividends shall not bear interest. Each distribution in the form of a dividend shall be payable to Class A Preferred Holders of record as they appear on the stock register of the Corporation on such record date as shall be fixed by the Board of Directors in accordance with the applicable provisions of the GCL. Except as provided in Paragraphs (e)(ii)(A), (e)(ii)(B) and
         (e)(iii)(A) of this Article FOURTH, the Class A Preferred Holders shall not be entitled to any dividends or other distributions.

                           (B) Notwithstanding anything else provided herein, if and when dividends payable on the shares of the Class A Preferred Stock shall be Past Due for a period equal to one (1) full Dividend Period and there shall have been no uncured Allocation Default or uncured Allocation Shortfall (each as defined in the Limited Partnership Agreement dated as of July 1, 1998 between KBI Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Corporation (the "Limited Partner" or "KBI Sub") and KB USA, L.P., a Delaware limited partnership (the "Partnership Agreement")), the Class A Preferred Holders shall be entitled to receive cumulative cash dividends at a rate per annum equal to 7.00% of the liquidation preference per annum per share for such Dividend Period and thereafter until all dividends on the shares of the Class A Preferred Stock which are Past Due have been paid; provided, however, that such 7.00% rate shall not apply if all such Allocation Defaults and Allocation Shortfalls have been cured and such Past Due dividends are paid (y) in the case of any Allocation Default, or any Allocation Shortfall resulting from the failure to make timely delivery of the financial statements referred to in clause (ii) of the definition of Allocation Shortfall in the Partnership Agreement, within 30 days after the date of such cure or (z) in the case of any other Allocation Shortfall, within 30 days after the later of (A) the date on which the Limited Partner receives the financial statements described in Sections 6.5(a)(i) and 6.5(a)(ii) of the Partnership


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         Agreement for the most recently completed Fiscal Year (as defined in the Partnership Agreement) in which the requirements of Sections 3.6(d)(i), 3.6(d)(ii) and 3.6(d)(iii) of the Partnership Agreement have been met, and (B) the date on which the budgets and forecasts referred to in Section 3.6(d)(iv) of the Partnership Agreement are delivered as provided therein. Dividends which are Past Due for any past Dividend Period may be declared and paid at any time, without reference to any regular Dividend Payment Date.

                           (C) All dividends paid with respect to shares of the Class A Preferred Stock pursuant to Paragraphs (e)(ii)(A) and
         (e)(ii)(B) of this Article FOURTH shall be paid pro rata to the Class A Preferred Holders entitled thereto.

                           (D)      (I)      Class A Preferred Holders shall be
         entitled to receive the dividends provided for in Paragraphs (e)(ii)(A) and (e)(ii)(B) of this Article FOURTH in preference to and in priority over any dividends upon any other securities.

                                    (II)     So long as any shares of Class A
         Preferred Stock are outstanding, the Corporation shall not declare, pay or set apart for payment any dividend on any other securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any other securities or any warrants, rights, calls or options exercisable for or convertible into any other securities, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any other securities or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith have been paid or deemed paid in full on the Class A Preferred Stock for all past Dividend Periods.

                           (E) Dividends payable on shares of the Class A Preferred Stock for any period less than a year shall be computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed in the period for which dividends are payable.

                           (F) Notwithstanding anything else provided herein, the dividend rate provided for in Paragraph (e)(ii)(A) of this Article FOURTH shall be subject to reduction upon any increase in the highest marginal United States federal corporate income tax rate, as set forth on Exhibit 1 hereto.

                  (iii)    Liquidation Preference.

                           (A)      Upon any voluntary or involuntary
         dissolution, winding-up or liquidation of the Corporation, the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, $12,160 per share, plus


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         an amount in cash equal to accrued and unpaid dividends thereon to the date fixed for dissolution, winding-up or liquidation (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for dissolution, winding-up or liquidation), before any payment shall be made or any assets distributed to the holders of any other securities. Except as provided in the preceding sentence, Class A Preferred Holders shall not be entitled to any distribution in the event of dissolution, winding-up or liquidation of the Corporation.

                           (B) For the purposes of Paragraph (e)(iii)(A) of this Article FOURTH, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more corporations shall be deemed to be a dissolution, winding-up or liquidation of the Corporation (unless such sale, conveyance, exchange or transfer is in connection with a dissolution, winding-up or liquidation of the business of the Corporation).

                  (iv) Redemption. The Class A Preferred Stock is not subject to redemption, mandatory or optional.

                  (v) Voting Rights.

                           (A) The Class A Preferred Holders, except as otherwise required under Delaware law or as set forth in Paragraph
         (e)(v)(B) of this Article FOURTH, shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

                           (B) So long as any shares of the Class A Preferred Stock are outstanding, the Corporation shall not amend this Certificate of Incorporation if such amendment would have the effect of increasing the total number of shares of Class A Preferred Stock, or would otherwise adversely affect the rights of the holders of the Class A Preferred Stock, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Class A Preferred Stock (the "Class A Preferred Majority Holders"), voting or consenting, separately as one class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting. The Class A Preferred Majority Holders, voting or consenting, separately as one class, whether voting in person or by proxy, either in writing or by resolution adopted at an annual or special meeting, may waive compliance with any provision of this Article FOURTH.

                           (C) In any case in which the Class A Preferred Holders shall be entitled to vote pursuant to this Paragraph (e)(v) or pursuant to Delaware law, each Class A Preferred Holder shall be entitled to one vote for each share of Class A Preferred Stock held.

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                  (vi)     Conversion or Exchange. The Class A Preferred Holders
         shall not have any rights hereunder to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of capital stock of the Corporation.

                  (vii) Preemptive Rights. No shares of Class A Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

                  (viii) Cancellation of Reacquired Shares. Shares of Class A Preferred Stock that have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of Delaware) be canceled and retired.

                  (ix) Business Day. If any payment shall be required by the terms hereof to be made on a day that is not a Business Day (as hereinafter defined), such payment shall be made on the next succeeding Business Day. For purposes hereof "Business Day" means any day except a Saturday or Sunday or any day on which commercial banks in the City of New York are required or authorized to be closed.

                  (x) Headings of Subdivisions. The headings of various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions thereof.

                  (xi) Severability of Provisions. If any right, preference or limitation of the Class A Preferred Stock set forth in this Certificate of Incorporation is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this Certificate of Incorporation which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

                  (xii) Mutilated or Missing Class A Preferred Stock Certificates. If any of the Class A Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Class A Preferred Stock certificate, or in lieu of and in substitution for the Class A Preferred Stock certificate lost, stolen or destroyed, a new Class A Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Class A Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Class A Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation and the transfer agent (if other than the Corporation).

                  (xiii) Fractional Shares. Class A Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of the Class A Preferred Holders.

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         (f)      Class C Preferred Stock. The following sets forth the
voting powers, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, of the Class C Preferred Stock:

                  (i) Rank. The Class C Preferred Stock shall, with respect to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation, rank (A) pari passu with the Class D Preferred Stock, the Class E Preferred Stock and with any class of capital stock hereafter created, the terms of which expressly provide that it ranks on a parity with the Class C Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to in this Paragraph (f) as the "Class C Preferred Parity Securities"); (B) senior to the Common Stock and to each other class of capital stock hereafter created by the Board of Directors, the terms of which do not expressly provide that it ranks senior to or on a parity with the Class C Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to in this Paragraph (f), together with the Common Stock, as the "Class C Preferred Junior Securities"); and (C) junior to the Class A Preferred Stock and to each class of capital stock hereafter created, the terms of which expressly provide that it ranks senior to the Class C Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to in this Paragraph (f) as the "Class C Preferred Senior Securities").

                  (ii)     Dividends.

                           (A) The holders of the outstanding shares of Class C Preferred Stock (the "Class C Preferred Holders") shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cumulative cash dividends, at a rate per annum equal to 5.00% (subject to adjustment as set forth in Paragraph (f)(ii)(G) of this Article FOURTH) of the liquidation preference per share of the Class C Preferred Stock, payable semi-annually. All dividends shall be cumulative, whether or not earned or declared, on a daily basis from the date of original issuance of the Class C Preferred Stock or any subsequent issuance, as the case may be (the "Class C Preferred Stock Issuance Date"), and shall be payable semi-annually in arrears on each Dividend Payment Date (as defined in Paragraph (e)(ii)(A) of this Article FOURTH above), commencing June 30, 1998. Accrued and unpaid dividends shall not bear interest. Each distribution in the form of a dividend shall be payable to Class C Preferred Holders of record as they appear on the stock register of the Corporation on such record date as shall be fixed by the Board of Directors in accordance with the applicable provisions of the GCL. Except as provided in Paragraphs (f)(ii)(A), (f)(ii)(B) and (f)(iii)(A) of this Article FOURTH, the Class C Preferred Holders shall not be entitled to any dividends or other distributions.

                           (B) Notwithstanding anything else provided herein, if and when dividends payable on the shares of the Class C Preferred Stock shall be Past Due (as defined in Paragraph (e)(ii)(A) of this Article FOURTH above) for a period


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         equal to one (1) full Dividend Period (as defined in Paragraph
         (e)(ii)(A) of this Article Fourth above) and there shall have been no uncured Allocation Default or uncured Allocation Shortfall (each as defined in the Partnership Agreement), the Class C Preferred Holders shall be entitled to receive cumulative cash dividends at a rate per annum equal to 7.00% of the liquidation preference per annum per share for such Dividend Period and thereafter until all dividends on the shares of the Class C Preferred Stock which are Past Due have been paid; provided, however, that such 7.00% rate shall not apply if all such Allocation Defaults and Allocation Shortfalls have been cured and such Past Due dividends are paid (y) in the case of any Allocation Default, or any Allocation Shortfall resulting from the failure to make timely delivery of the financial statements referred to in clause (ii) of the definition of Allocation Shortfall in the Partnership Agreement, within 30 days after the date of such cure or (z) in the case of any other Allocation Shortfall, within 30 days after the later of (A) the date on which the Limited Partner receives the financial statements described in Sections 6.5(a)(i) and 6.5(a)(ii) of the Partnership Agreement for the most recently completed Fiscal Year (as defined in the Partnership Agreement) in which the requirements of Sections 3.6(d)(i), 3.6(d)(ii) and 3.6(d)(iii) of the Partnership Agreement have been met, and (B) the date on which the budgets and forecasts referred to in Section 3.6(d)(iv) of the Partnership Agreement are delivered as provided therein. Dividends which are Past Due for any past Dividend Period may be declared and paid at any time, without reference to any regular Dividend Payment Date.

                           (C) All dividends paid with respect to shares of the Class C Preferred Stock pursuant to Paragraphs (f)(ii)(A) and
         (f)(ii)(B) hereof shall be paid pro rata to the Class C Preferred Holders entitled thereto.

                           (D) Except as set forth in the following sentence, no dividends shall be declared by the Board of Directors or paid or funds set apart for payment of dividends by the Corporation on any Class C Preferred Parity Securities for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid in full, or declared and a sum in cash set apart sufficient for such payment, on the Class C Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such dividends on such Class C Preferred Parity Securities. If any dividends are not paid in full, as aforesaid, upon the shares of the Class C Preferred Stock and any other Class C Preferred Parity Securities, all dividends declared upon shares of the Class C Preferred Stock and any other Class C Preferred Parity Securities shall be declared pro rata so that the amount of dividends declared per share on the Class C Preferred Stock and such Class C Preferred Parity Securities shall in all cases bear to each other the same ratio that accrued dividends per share on the Class C Preferred Stock and such Class C Preferred Parity Securities bear to each other.

                           (E) (I) Class C Preferred Holders shall be entitled to receive the dividends provided for in Paragraphs (f)(ii)(A) and (f)(ii)(B) hereof in preference to and in priority over any dividends upon any of the Class C Preferred

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         Junior Securities and subsequent to and subordinate to any dividends upon any Class C Preferred Senior Securities.

                                  (II) So long as any shares of Class C
         Preferred Stock are outstanding, the Corporation shall not declare, pay or set apart for payment any dividend on any Class C Preferred Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Class C Preferred Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any Class C Preferred Junior Securities, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Class C Preferred Junior Securities or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith have been paid or deemed paid in full on the Class C Preferred Stock for all past Dividend Periods.

                                  (III) So long as any shares of Class C
         Preferred Stock are outstanding, the Corporation shall not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Class C Preferred Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Class C Preferred Parity Securities, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Class C Preferred Parity Securities or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith on the Class C Preferred Stock have been paid or deemed paid in full for all past Dividend Periods.

                           (F) Dividends payable on shares of the Class C Preferred Stock for any period less than a year shall be computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed in the period for which dividends are payable.

                          (G) Notwithstanding anything else provided herein, the dividend rates provided for in Paragraph (f)(ii)(A) of this Article FOURTH shall be subject to reduction upon any increase in the highest marginal United States federal corporate income tax rate, as set forth on Exhibit 1 hereto.

                  (iii)    Liquidation Preference.

                          (A)       Upon any voluntary or involuntary
         dissolution, winding-up or liquidation of the Corporation, the holders of shares of Class C Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, $9,600 per share, plus an amount in cash equal to accrued and unpaid dividends thereon to the date fixed for

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         dissolution, winding-up or liquidation (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for dissolution, winding-up or liquidation), before any payment shall be made or any assets distributed to the holders of any of the Class C Preferred Junior Securities, including, without limitation, Common Stock. Except as provided in the preceding sentence, Class C Preferred Holders shall not be entitled to any distribution in the event of dissolution, winding-up or liquidation of the Corporation. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of the Class C Preferred Stock and holders of all outstanding shares of all Class C Preferred Parity Securities, then (after distribution of assets in respect of Class C Preferred Senior Securities) the Class C Preferred Holders and the holders of all such Class C Preferred Parity Securities shall share equally and ratably in any payment and distribution of assets of the Corporation in proportion to the full liquidation preference and accrued and unpaid dividends thereon determined as of the date of such voluntary or involuntary dissolution, winding-up or liquidation, to which each is entitled.

                          (B) For the purposes of Paragraph (f)(iii)(A) of this Article FOURTH, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more corporations shall be deemed to be a dissolution, winding-up or liquidation of the Corporation (unless such sale, conveyance, exchange or transfer is in connection with a dissolution, winding-up or liquidation of the business of the Corporation).

                  (iv) Redemption. The Class C Preferred Stock is not subject to redemption, mandatory or optional.

                  (v)      Voting Rights.

                          (A) Except as otherwise provided herein, the Class C Preferred Holders shall be entitled to vote with the holders of the Common Stock and the holders of the Class D Preferred Stock, together as a class, on all matters upon which the holders of the Common Stock have the right to vote and shall be entitled to notice of stockholders' meetings in accordance with the By-laws of the Corporation. The Class C Preferred Holders shall also vote as a separate class on the election of directors as provided by Paragraph
         (f)(v)(B) of this Article FOURTH and on certain other matters as provided by Paragraph (f)(v)(C) of this Article FOURTH; provided, however, that nothing contained herein shall extinguish or otherwise affect or diminish any right conferred by law on the Class C Preferred Holders to vote as a class on any matter. For any vote in which the Class C Preferred Holders are voting together with the holders of the Common Stock and the holders of the Class D Preferred Stock as a class, the Class C Preferred Holders shall be entitled to cast in the aggregate the greater of (I) ten percent (10%) of the total votes entitled to be cast or (II) one (1) vote, with each share of Class C Preferred Stock having a vote equal to such proportion of the total votes entitled to be cast by the Class C Preferred Holders as one (1) share of Class C Preferred Stock bears to all shares of Class C Preferred Stock then issued and outstanding. For any vote in which the Class C Preferred Holders are voting as a separate class, the holder of each share of Class C Preferred Stock shall have the right to one (1) vote for each share of Class C Preferred Stock owned by such holder.

                          (B) Notwithstanding anything to the contrary contained herein, the holders of at least a majority of the issued and outstanding shares of Class C Preferred Stock (the "Class C Preferred Majority Holders"), voting as a separate class, shall have the right to nominate and elect the greater of (I) one director to sit on the Board of Directors or (II) ten percent (10%) of all of the members of the Board of Directors (rounded up to next highest whole number). Any such director(s) elected by the Class C Preferred Majority Holders may be removed, either with or without cause, at any time by the affirmative vote of the Class C Preferred Majority Holders, and thereupon the term of such director(s) shall forthwith terminate. If a vacancy occurs in the Board of Directors with respect to such director(s) for any reason, the Class C Preferred Majority Holders may fill such vacancy, and any person so chosen to fill such vacancy shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal. At any meeting held for the purpose of nominating and electing a director at which the Class C Preferred Holders shall have the right, voting separately as one class, to nominate and elect a director as aforesaid, the presence in person or by proxy of the Class C Preferred Majority Holders shall be required to constitute a quorum of such Class C Preferred Holders. The Class C Preferred Majority Holders, voting or consenting, separately as one class, whether voting in person or by proxy, either in writing or by resolution adopted at an annual or special meeting, may waive compliance with any provision of this Article FOURTH.

                          (C) So long as any shares of the Class C Preferred Stock are outstanding, the Corporation shall not take any of the following actions, or authorize the taking of any of the following actions, without the affirmative vote or consent of the Class C Preferred Majority Holders, voting or consenting, separately as one class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting:

                                    (I) amend this Certificate of Incorporation
         or the By-laws of the Corporation in a manner that adversely affects the rights of the Class C Preferred Stock or any Class C Parity Security;

                                    (II) effect any transfer of the Corporation
         to, or any domestication or continuance of the Corporation in, any jurisdiction other than Delaware; or effect any conversion of the Corporation into any other form of entity; or take any other action that would cause the Corporation to cease to be a corporation under the General Corporation Law of the State of Delaware;

                                    (III) settle any claim, lawsuit, litigation
         or other proceeding that would prohibit or restrict the payment of any dividends or the satisfaction of any liquidation preference;

                                    (IV) (r) liquidate, (s) dissolve, (t)
         voluntarily consent to an order for relief under Title 11 of the U.S. Code, entitled "Bankruptcy", (u) seek, consent to, or not contest the appointment of a receiver, custodian, or trustee for itself or for all or any material part of its property, (v) file a petition seeking relief under the bankruptcy, arrangement, reorganization, or other debtor relief laws of any country, state or other competent jurisdiction, (w) make a general assignment for the benefit of its creditors, (x) admit in writing that it is generally not paying its debts as they become due (the occurrence of any one or more of the events listed in items (t), (u), (v), (w) and (x) to be referred to as a "Voluntary Bankruptcy"), (y) take any action to in any way approve or effect a liquidation, dissolution or Voluntary Bankruptcy of Astra Merck Enterprises Inc., a Delaware corporation and a wholly-owned subsidiary of the Corporation ("KBI-E"), or (z) authorize the taking of any of the actions described in this Paragraph (f)(v)(C)(IV); provided, however, that such voting and consent rights with respect to any of the matters set forth in this Paragraph (f)(v)(C)(IV) shall not apply from and after any Bankruptcy (as defined in the Master Restructuring Agreement dated as of June 19, 1998 between Astra AB, a company limited by shares organized and existing under the laws of Sweden ("KB"), Merck & Co., Inc., a New Jersey corporation ("TR"), the Corporation, KBI Sub, KBI-E and certain other parties (the "Master Restructuring Agreement")) of the Partnership (as defined in the Master Restructuring Agreement); or

                                    (V) declare, pay, or set apart for payment
         any dividend payable to holders of the Common Stock or make any other distribution or payment in respect of the Common Stock or to any corporation or other entity directly or indirectly controlled by the holders of the Common Stock, whether in cash, obligations or shares of the Corporation or other property, (A) when doing so would impair the solvency of the Corporation or the Corporation's ability to satisfy the liquidation preference of the Class C Preferred Stock of the Corporation or (B) when the Corporation is in arrears in connection with the payment of dividends, or the making of distributions, with respect to the Class C Preferred Stock.

                  (vi)     Conversion.

                          (A) Mandatory Conversion. Upon the occurrence of a Mandatory Conversion Event, on the applicable Class C Mandatory Conversion Date all of the Mandatory Class C Conversion Shares shall be automatically converted into shares of Class A Preferred Stock pursuant to the terms and provisions of Section (D) of this Paragraph (f)(vi) (a "Mandatory Class C Conversion"). "Mandatory Conversion Event" shall mean either (I) the exercise by KBI-E, pursuant to Section 4.1(b)(i) of the KBI-E Asset Option Agreement to be entered into by and among KB, TR, the Corporation and KBI-E (the "KBI-E

         Asset Option Agreement"), of the KBI-E Assignment Right (as defined in the KBI-E Asset Option Agreement), or (II) the exercise by KB of the KB Assignment Right (as defined in the KBI-E Asset Option Agreement) pursuant to Section 3.1 or 4.1(b)(i) of the KBI-E Asset Option Agreement, or (III) the consummation of the Required Sale (as defined in the KBI-E Asset Option Agreement). The "Class C Mandatory Conversion Date" shall mean the applicable Assignment Date (as defined in the KBI-E Asset Option Agreement). "Mandatory Class C Conversion Shares" shall mean that number of shares of Class C Preferred Stock equal to the difference between (1) 7,291.67 and (2) the aggregate number of shares of Class C Preferred Stock, if any, that have already been converted into Class A Preferred Stock.

                          (B) Optional Conversion. At any time from and after the expiration of five years from the Class C Preferred Stock Issuance Date, the Class C Preferred Stock shall be convertible, in part or in whole, at the option of the Class C Preferred Holders, into shares of Class A Preferred Stock upon the terms and conditions of Sections (C) and (D) of this Paragraph (f)(vi) (an "Optional Class C Conversion"; a "Class C Conversion" to mean either a Mandatory Class C Conversion or an Optional Class C Conversion).

                          (C) Terms Applicable Only to Optional Class C Conversion. In order to exercise the conversion rights under an Optional Class C Conversion, the Class C Preferred Majority Holders shall give the Corporation written notice of the decision by the Class C Preferred Majority Holders that all or a portion of their shares of Class C Preferred Stock are to be converted into shares of Class A Preferred Stock. Such notice to the Corporation shall be delivered not less than ten (10) days prior to the date on which a Class C Conversion is to take place (a "Class C Optional Conversion Date"; a "Class C Conversion Date" to mean either a Class C Mandatory Conversion Date or a Class C Optional Conversion Date), which date shall be set forth in such notice and which date shall be a Business Day.

                          (D) Terms Applicable to Mandatory Class C Conversion and Optional Class C Conversion. (I) On or as soon as practicable after a Class C Conversion Date, each holder of the shares of Class C Preferred Stock to be converted shall surrender the certificate or certificates therefor, duly endorsed in blank or accompanied by forms appropriate for transfer, at the principal office of the Corporation. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of shares of Class C Preferred Stock certificates for the number of full or fractional shares of Class A Preferred Stock to which it shall be entitled pursuant to subparagraphs (III) and (IV) of this Paragraph
         (f)(vi)(D) below. Regardless of when the holders of the shares of Class C Preferred Stock to be converted surrender their certificates therefor as required by the first sentence of this Section (f)(vi)(D)(I), (y) such Class C Conversion shall be deemed to have been made immediately prior to the close of business on a Class C Conversion Date, and (z) the person or persons entitled to receive the shares of Class A Preferred Stock issuable upon a Class C Conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Preferred Stock on the applicable Class C Conversion Date. Upon a Class C Conversion, the Corporation shall make all necessary payments, in cash, on account of dividends declared or accrued and unpaid on the Class C Preferred Stock converted thereby.

                                    (II)     The Corporation shall at all times
         reserve and keep available, out of its authorized but unissued Class A Preferred Stock, solely for the purpose of effecting the conversion of the Class C Preferred Stock, the full number of shares of Class A Preferred Stock deliverable upon the conversion of all Class C Preferred Stock from time to time outstanding. The Corporation shall from time to time (subject to obtaining necessary Board of Directors and stockholder approval, which the Corporation shall promptly seek to obtain), in accordance with the laws of the State of Delaware, increase the authorized amount of its Class A Preferred Stock if at any time the authorized number of shares of Class A Preferred Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Class C Preferred Stock at the time outstanding.

                                    (III)    Each share of Class C Preferred
         Stock to be converted into shares of Class A Preferred Stock shall be converted into .78947 shares of Class A Preferred Stock (as the same may be adjusted as provided in subparagraph (IV) of this Paragraph
         (f)(vi)(D) below, the "Class C Conversion Ratio").

                                    (IV)     In case the Corporation shall, at
         any time or from time to time while any of the shares of Class C Preferred Stock are outstanding, (1) pay a dividend in shares of Class A Preferred Stock on the Class A Preferred Stock, (2) subdivide its outstanding shares of Class A Preferred Stock, (3) combine its outstanding shares of Class A Preferred Stock into a smaller number of shares, or (4) issue by reorganization, recapitalization or reclassification of its shares of Class A Preferred Stock any shares of stock of the Corporation, then the Class C Conversion Ratio in effect immediately prior thereto shall be adjusted so that the holder of any share of Class C Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Class A Preferred Stock or other securities of the Corporation which he would have owned or have been entitled to receive after the happening of any of the events described above, had such share of Class C Preferred Stock been converted immediately prior to the happening of such event. Upon any adjustment of the Class C Conversion Ratio, then and in each such case the Corporation shall deliver to the holders of the Class C Preferred Stock written notice thereof, certified by the Secretary of the Corporation, which notice shall state the Class C Conversion Ratio resulting from such adjustment and set forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the written request of the Class C Preferred Majority Holders, the Corporation shall cause its then independent certified public accountants to furnish to such Class C Preferred Holders a certification of such adjustment to the Class C Conversion Ratio.

                  (vii) Preemptive Rights. No shares of Class C Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

                  (viii) Cancellation of Reacquired Shares. Shares of Class C Preferred Stock that have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of Delaware) be canceled and retired.

                  (ix) Business Day. If any payment shall be required by the terms hereof to be made on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day.

                  (x) Headings of Subdivisions. The headings of various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions thereof.

                  (xi) Severability of Provisions. If any right, preference or limitation of the Class C Preferred Stock set forth in this Certificate of Incorporation is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this Certificate of Incorporation which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

                  (xii) Mutilated or Missing Class C Preferred Stock Certificates. If any of the Class C Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Class C Preferred Stock certificate, or in lieu of and in substitution for the Class C Preferred Stock certificate lost, stolen or destroyed, a new Class C Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Class C Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Class C Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation and the transfer agent (if other than the Corporation).

         (g) Class D Preferred Stock. The following sets forth the voting powers, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, of the Class D Preferred
Stock:

                  (i) Rank. The Class D Preferred Stock shall, with respect to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation, rank (A) pari passu with the Class C Preferred Stock, the Class E Preferred Stock and with any class of capital stock hereafter created, the terms of which expressly provide that it ranks on a parity with the Class D Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to in this Paragraph (g) as the "Class D Preferred Parity

Securities"); (B) senior to the Common Stock and to each other class of capital stock hereafter created by the Board of Directors, the terms of which do not expressly provide that it ranks senior to or on a parity with the Class D Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to in this Paragraph (g), together with the Common Stock, as the "Class D Preferred Junior Securities"); and (C) junior to the Class A Preferred Stock and to each class of capital stock hereafter created, the terms of which expressly provide that it ranks senior to the Class D Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to in this Paragraph (g) as the "Class D Preferred Senior Securities").

                  (ii)     Dividends.

                          (A) The holders of the outstanding shares of Class D Preferred Stock (the "Class D Preferred Holders") shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cumulative cash dividends, at a rate per annum equal to 5.00% (subject to adjustment set forth in Paragraph (g)(ii)(G) of this Article FOURTH) of the liquidation preference per share of the Class D Preferred Stock, payable semi-annually. All dividends shall be cumulative, whether or not earned or declared, on a daily basis from the date of original issuance of the Class D Preferred Stock or any subsequent issuance, as the case may be (the "Class D Preferred Stock Issuance Date"), and shall be payable semi-annually in arrears on each Dividend Payment Date (as defined in Paragraph (e)(ii)(A) of this Article FOURTH above), commencing June 30, 1998. Accrued and unpaid dividends shall not bear interest. Each distribution in the form of a dividend shall be payable to Class D Preferred Holders of record as they appear on the stock register of the Corporation on such record date as shall be fixed by the Board of Directors in accordance with the applicable provisions of the GCL. Except as provided in Paragraphs (g)(ii)(A), (g)(ii)(B) and
         (g)(iii)(A) of this Article FOURTH, the Class D Preferred Holders shall not be entitled to any dividends or other distributions.

                          (B) Notwithstanding anything else provided herein, if and when dividends payable on the shares of the Class D Preferred Stock shall be Past Due for a period equal to one (1) full Dividend Period and there shall have been no uncured Allocation Default or uncured Allocation Shortfall (each as defined in the Partnership Agreement), the Class D Preferred Holders shall be entitled to receive cumulative cash dividends at a rate per annum equal to 7.00% of the liquidation preference per annum per share for such Dividend Period and thereafter until all dividends on the shares of the Class D Preferred Stock which are Past Due have been paid; provided, however, that such 7.00% rate shall not apply if all such Allocation Defaults and Allocation Shortfalls have been cured and such Past Due dividends are paid (y) in the case of any Allocation Default, or any Allocation Shortfall resulting from the failure to make timely delivery of the financial statements referred to in clause (ii) of the definition of Allocation Shortfall in the Partnership Agreement, within 30 days after the date of such cure or (z) in the case of any other Allocation Shortfall, within 30 days after the later of (A) the date on which the Limited Partner receives the financial statements described in Sections 6.5(a)(i) and 6.5(a)(ii) of the Partnership Agreement for the most recently completed Fiscal Year (as defined in the Partnership Agreement) in which the requirements of Sections 3.6(d)(i), 3.6(d)(ii) and 3.6(d)(iii) of the Partnership Agreement have been met, and (B) the date on which the budgets and forecasts referred to in Section 3.6(d)(iv) of the Partnership Agreement are delivered as provided therein. Dividends which are Past Due for any past Dividend Period may be declared and paid at any time, without reference to any regular Dividend Payment Date.

                          (C) All dividends paid with respect to shares of the Class D Preferred Stock pursuant to Paragraphs (g)(ii)(A) and
         (g)(ii)(B) hereof shall be paid pro rata to the Class D Preferred Holders entitled thereto.

                          (D) Except as set forth in the following sentence, no dividends shall be declared by the Board of Directors or paid or funds set apart for payment of dividends by the Corporation on any Class D Preferred Parity Securities for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid in full, or declared and a sum in cash set apart sufficient for such payment, on the Class D Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such full dividends on such Class D Preferred Parity Securities. If any dividends are not paid in full, as aforesaid, upon the shares of the Class D Preferred Stock and any other Class D Preferred Parity Securities, all dividends declared upon shares of the Class D Preferred Stock and any other Class D Preferred Parity Securities shall be declared pro rata so that the amount of dividends declared per share on the Class D Preferred Stock and such Class D Preferred Parity Securities shall in all cases bear to each other the same ratio that accrued dividends per share on the Class D Preferred Stock and such Class D Preferred Parity Securities bear to each other.

                          (E)       (I)      Class D Preferred Holders shall be
         entitled to receive the dividends provided for in Paragraphs (g)(ii)(A) and (g)(ii)(B) hereof in preference to and in priority over any dividends upon any of the Class D Preferred Junior Securities and subsequent to and subordinate to any dividends upon any Class D Preferred Senior Securities.

                                    (II)     So long as any shares of Class D
         Preferred Stock are outstanding, the Corporation shall not declare, pay or set apart for payment any dividend on any Class D Preferred Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for the purchase, redemption or other retirement of, any Class D Preferred Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any Class D Preferred Junior Securities, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Class D Preferred Junior Securities or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith have been paid or deemed paid in full on the Class D Preferred Stock for all past Dividend Periods.


                                    (III)    So long as any shares of Class D
         Preferred Stock are outstanding, the Corporation shall not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Class D Preferred Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Class D Preferred Parity Securities, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Class D Preferred Parity Securities or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith on the Class D Preferred Stock have been paid or deemed paid in full for all past Dividend Periods.

                          (F) Dividends payable on shares of the Class D Preferred Stock for any period less than a year shall be computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed in the period for which dividends are payable.

                          (G) Notwithstanding anything else provided herein, the dividend rate provided for in Paragraph (g)(ii)(A) of this Article FOURTH shall be subject to reduction upon any increase in the highest marginal United States federal corporate income tax rate, as set forth on Exhibit 1 hereto.

                  (iii)    Liquidation Preference.

                          (A)       Upon any voluntary or involuntary
         dissolution, winding-up or liquidation of the Corporation, the holders of shares of Class D Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, $9,600 per share, plus an amount in cash equal to accrued and unpaid dividends thereon to the date fixed for dissolution, winding-up or liquidation (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for dissolution, winding-up or liquidation), before any payment shall be made or any assets distributed to the holders of any of the Class D Preferred Junior Securities, including, without limitation, Common Stock. Except as provided in the preceding sentence, Class D Preferred Holders shall not be entitled to any distribution in the event of dissolution, winding-up or liquidation of the Corporation. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of the Class D Preferred Stock and holders of all outstanding shares of all Class D Preferred Parity Securities, then (after distribution of assets in respect of Class D Preferred Senior Securities) the Class D Preferred Holders and the holders of all such Class

         D Preferred Parity Securities shall share equally and ratably in any payment and distribution of assets of the Corporation in proportion to the full liquidation preference and accrued and unpaid dividends thereon determined as of the date of such voluntary or involuntary dissolution, winding-up or liquidation, to which each is entitled.

                          (B) For the purposes of Paragraph (g)(iii)(A) of this Article FOURTH, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more corporations shall be deemed to be a dissolution, winding-up or liquidation of the Corporation (unless such sale, conveyance, exchange or transfer is in connection with a dissolution, winding-up or liquidation of the business of the Corporation).

                  (iv) Redemption. The Class D Preferred Stock is not subject to redemption, mandatory or optional.

                  (v)      Voting Rights.

                          (A) Except as otherwise provided herein, the Class D Preferred Holders shall be entitled to vote with the holders of the Common Stock and the holders of the Class C Preferred Stock, together as a class, on all matters upon which the holders of the Common Stock have the right to vote and shall be entitled to notice of stockholders' meetings in accordance with the By-laws of the Corporation. The Class D Preferred Holders shall also vote as a separate class on the election of directors as provided by Paragraph
         (g)(v)(B) hereof and on certain other matters as provided by Paragraph
         (g)(v)(C) of this Article FOURTH; provided, however, that nothing contained herein shall extinguish or otherwise affect or diminish any right conferred by law on the Class D Preferred Holders to vote as a class on any matter. For any vote in which the Class D Preferred Holders are voting together with the holders of the Common Stock and the holders of the Class C Preferred Stock as a class, the Class D Preferred Holders shall be entitled to cast in the aggregate the greater of (A) ten percent (10%) of the total votes entitled to be cast or (B) one (1) vote, with each share of Class D Preferred Stock having a vote equal to such proportion of the total votes entitled to be cast by the Class D Preferred Holders as one (1) share of Class D Preferred Stock bears to all shares of Class D Preferred Stock then issued and outstanding. For any vote in which the Class D Preferred Holders are voting as a separate class, the holder of each share of Class D Preferred Stock shall have the right to one (1) vote for each share of Class D Preferred Stock owned by such holder.

                          (B) Notwithstanding anything to the contrary contained herein, the holders of at least a majority of the issued and outstanding shares of Class D Preferred Stock (the "Class D Preferred Majority Holders"), voting as a separate class, shall have the right to nominate and elect the greater of (I) one director to sit on the Board of Directors or (II) ten percent (10%) of all of the members of the

         Board of Directors (rounded up to next highest whole number). Any such director(s) elected by the Class D Preferred Majority Holders may be removed, either with or without cause, at any time by the affirmative vote of the Class D Preferred Majority Holders, and thereupon the term of such director(s) shall forthwith terminate. If a vacancy occurs in the Board of Directors with respect to such director(s) for any reason, the Class D Preferred Majority Holders may fill such vacancy, and any person so chosen to fill such vacancy shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal. At any meeting held for the purpose of nominating and electing a director at which the Class D Preferred Holders shall have the right, voting separately as one class, to nominate and elect a director as aforesaid, the presence in person or by proxy of the Class D Preferred Majority Holders shall be required to constitute a quorum of such Class D Preferred Holders. The Class D Preferred Majority Holders, voting or consenting, separately as one class, whether voting in person or by proxy, either in writing or by resolution adopted at an annual or special meeting, may waive compliance with any provision of this Article FOURTH.

                          (C) So long as any shares of the Class D Preferred Stock are outstanding, the Corporation shall not take any of the following actions, or authorize the taking of any of the following actions, without the affirmative vote or consent of the Class D Preferred Majority Holders, voting or consenting, separately as one class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting:

                                    (I)      amend this Certificate of
         Incorporation or the By-laws of the Corporation in a manner that adversely affects the rights of the Class D Preferred Stock or any Class D Preferred Parity Security;

                                   (II)      effect any transfer of the
         Corporation to, or any domestication or continuance of the Corporation in, any jurisdiction other than Delaware; or effect any conversion of the Corporation into any other form of entity; or take any other action that would cause the Corporation to cease to be a corporation under the General Corporation Law of the State of Delaware;

                                   (III)     settle any claim, lawsuit,
         litigation or other proceeding that would prohibit or restrict the payment of any dividends or the satisfaction of any liquidation preference;

                                  (IV)       (v) liquidate, (w) dissolve, (x)
         take any of the actions set forth in the definition of Voluntary Bankruptcy (as defined in paragraph (f)(v)(C)(IV) of this Article Fourth) with respect to the Corporation, (y) take any action to in any way approve or effect a liquidation, dissolution or Voluntary Bankruptcy of KBI-E, or (z) authorize the taking of any of the actions described in this Paragraph (g)(v)(C)(IV); provided, however, that such voting and consent rights with respect to any of the matters set forth in this Paragraph (g)(v)(C)(IV) shall not apply from and after any Bankruptcy (as defined in the

         Master Restructuring Agreement) of the Partnership (as defined in the Master Restructuring Agreement); or

                                    (V)      declare, pay, or set apart for
         payment any dividend payable to holders of the Common Stock or make any other distribution or payment in respect of the Common Stock or to any corporation or other entity directly or indirectly controlled by the holders of the Common Stock, whether in cash, obligations or shares of the Corporation or other property, (A) when doing so would impair the solvency of the Corporation or the Corporation's ability to satisfy the liquidation preference of the Class D Preferred Stock of the Corporation or (B) when the Corporation is in arrears in connection with the payment of dividends, or the making of distributions, with respect to the Class D Preferred Stock.

         (vi)     Conversion.

                          (A) At any time from and after the Class D Preferred Stock Issuance Date, the Class D Preferred Stock shall be convertible, in part or in whole, at the option of the Class D Preferred Holders, into shares of Common Stock upon the terms and conditions as hereinafter provided in this Paragraph (g)(vi) (a "Class D Conversion").

                          (B) In order to exercise the conversion rights hereunder, the Class D Preferred Majority Holders shall give the Corporation written notice of the decision by the Class D Preferred Majority Holders that all or a portion of their shares of Class D Preferred Stock are to be converted into shares of Common Stock. Such notice to the Corporation shall be delivered not less than ten (10) days prior to the date on which a Class D Conversion is to take place (a "Class D Conversion Date"), which date shall be set forth in such notice and which date shall be a Business Day.

                          (C) On or as soon as practicable after a Class D Conversion Date, each holder of the shares of Class D Preferred Stock to be converted shall surrender the certificate or certificates therefor, duly endorsed in blank or accompanied by forms appropriate for transfer, at the principal office of the Corporation. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of shares of Class D Preferred Stock certificates for the number of full or fractional shares of Common Stock to which it shall be entitled pursuant to subparagraphs (E) and
         (F) of this Paragraph (g)(vi) below. Regardless of when the holders of the shares of Class D Preferred Stock to be converted surrender their certificates therefor as required by the first sentence of this Section
         (g)(vi)(C), (y) such Class D Conversion shall be deemed to have been made immediately prior to the close of business on a Conversion Date, and (z) the person or persons entitled to receive the shares of Common Stock issuable upon a Class D Conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the applicable Class D Conversion Date. Upon a Class D Conversion, the Corporation shall make all necessary payments, in cash, on account of dividends declared or accrued and unpaid on the Class D Preferred Stock converted thereby.


                          (D) The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Class D Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all Class D Preferred Stock from time to time outstanding. The Corporation shall from time to time (subject to obtaining necessary Board of Directors and stockholder approval, which the Corporation shall promptly seek to obtain), in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Common Stock at the time outstanding.

                          (E) Each share of Class D Preferred Stock to be converted into shares of Common Stock shall be converted into one (1) share of Common Stock (as the same may be adjusted as provided in subparagraph (F) of this Paragraph (g)(vi) below, the "Class D Conversion Ratio").

                          (F) In case the Corporation shall, at any time or from time to time while any of the shares of Class D Preferred Stock are outstanding, (I) pay a dividend in shares of Common Stock on the Common Stock, (II) subdivide its outstanding shares of Common Stock,
         (III) combine its outstanding shares of Common Stock into a smaller number of shares, or (IV) issue by reorganization, recapitalization or reclassification of its shares of Common Stock any shares of stock of the Corporation, then the Class D Conversion Ratio in effect immediately prior thereto shall be adjusted so that the holder of any share of Class D Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock or other securities of the Corporation which he would have owned or have been entitled to receive after the happening of any of the events described above, had such share of Class D Preferred Stock been converted immediately prior to the happening of such event. Upon any adjustment of the Class D Conversion Ratio, then and in each such case the Corporation shall deliver to the holders of the Class D Preferred Stock written notice thereof, certified by the Secretary of the Corporation, which notice shall state the Class D Conversion Ratio resulting from such adjustment and set forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the written request of the Class D Preferred Majority Holders, the Corporation shall cause its then independent certified public accountants to furnish to such Class D Preferred Holders a certification of such adjustment to the Class D Conversion Ratio.

         (vii) Preemptive Rights. No shares of Class D Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

                  (viii) Cancellation of Reacquired Shares. Shares of Class D Preferred Stock that have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of Delaware) be canceled and retired.

                  (ix) Business Day. If any payment shall be required by the terms hereof to be made on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day.

                  (x) Headings of Subdivisions. The headings of various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions thereof.

                  (xi) Severability of Provisions. If any right, preference or limitation of the Class D Preferred Stock set forth in this Certificate of Incorporation is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this Certificate of Incorporation which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

                  (xii) Mutilated or Missing Class D Preferred Stock Certificates. If any of the Class D Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Class D Preferred Stock certificate, or in lieu of and in substitution for the Class D Preferred Stock certificate lost, stolen or destroyed, a new Class D Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Class D Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Class D Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation and the transfer agent (if other than the Corporation).

         (h) Class E Preferred Stock. The following sets forth the voting powers, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, of the Class E Preferred
Stock:

                  (i) Rank. The Class E Preferred Stock shall, with respect to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation, rank (A) pari passu with the Class C Preferred Stock and the Class D Preferred Stock and with any class of capital stock hereafter created, the terms of which expressly provide that it ranks on a parity with the Class E Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to herein as the "Class E Preferred Parity Securities"); (B) senior to the Common Stock of the Corporation and to each other class of capital stock hereafter created by the Board of Directors, the terms of which do not expressly provide that it ranks senior to or on a parity with the Class E Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to herein, together with the Common Stock, as the

         "Class E Preferred Junior Securities"); and (C) junior to the Corporation's Class A Preferred Stock and to each class of capital stock hereafter created, the terms of which expressly provide that it ranks senior to the Class E Preferred Stock as to dividend distributions and distributions upon the dissolution, winding-up or liquidation of the Corporation (collectively referred to herein as the "Class E Preferred Senior Securities").

                  (ii)     Dividends.

                          (A) (I) The holders of the outstanding shares of Class E Preferred Stock (the "Class E Preferred Holders") shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cumulative cash dividends, at a rate per annum equal to 5.00% (subject to adjustment as set forth in Paragraph (h)(ii)(G) of this Article FOURTH) of the liquidation preference per share of the Class E Preferred Stock, payable semi-annually (the "Class E Preferred Dividends"). All Class E Preferred Dividends shall be cumulative, whether or not earned or declared, on a daily basis from the date of original issuance of the Class E Preferred Stock or any subsequent issuance, as the case may be (the "Class E Preferred Stock Issuance Date"), and shall be payable semi-annually in arrears on each Dividend Payment Date (as defined in Paragraph (e)(ii)(A) of this Article FOURTH above), commencing December 31, 1998.

                                    (II) Following the payment of the Class E
         Preferred Dividend for any period, in the event that the Board of Directors proposes to declare or pay a dividend on the Common Stock, in cash or consisting of assets, property or securities (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into or exchangeable for, Common Stock), then the holders of Class E Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, an additional dividend amount (the "Class E Participating Dividend" and, together with the Class E Preferred Dividend, the "Class E Total Dividend") equal to the amount each such holder would have received if such holder's shares of Class E Preferred Stock had been converted into Common Stock immediately prior to the record date for such Common Stock dividend, or if there is no such record date, on the date of payment thereof.

                                   (III) Accrued and unpaid dividends shall not
         bear interest. Each distribution in the form of a dividend shall be payable to Class E Preferred Holders of record as they appear on the stock register of the Corporation on such record date as shall be fixed by the Board of Directors in accordance with the applicable provisions of the GCL. Except as provided in Paragraphs (h)(ii)(A), (h)(ii)(B),
         (h)(iii)(A) and (h)(iii)(B) of this Article FOURTH, the Class E Preferred Holders shall not be entitled to any dividends or other distributions.

                          (B) Notwithstanding anything else provided herein, if and when Class E Preferred Dividends shall be Past Due for a period equal to one (1) full Dividend Period and there shall have been no uncured Allocation Default or uncured Allocation Shortfall (each as defined in the Partnership Agreement), the Class E Preferred Holders shall be entitled to receive cumulative Class E Preferred Dividends at a rate per annum equal to 7.00% of the liquidation preference per annum per share for such Dividend Period and thereafter until all Class E Preferred Dividends which are Past Due have been paid; provided, however, that such 7.00% rate shall not apply if all such Allocation Defaults and Allocation Shortfalls have been cured and such Past Due dividends are paid (y) in the case of any Allocation Default, or any Allocation Shortfall resulting from the failure to make timely delivery of the financial statements referred to in clause (ii) of the definition of Allocation Shortfall in the Partnership Agreement, within 30 days after the date of such cure or (z) in the case of any other Allocation Shortfall, within 30 days after the later of (A) the date on which the Limited Partner receives the financial statements described in Sections 6.5(a)(i) and 6.5(a)(ii) of the Partnership Agreement for the most recently completed Fiscal Year (as defined in the Partnership Agreement) in which the requirements of Sections 3.6(d)(i), 3.6(d)(ii) and 3.6(d)(iii) of the Partnership Agreement have been met, and (B) the date on which the budgets and forecasts referred to in Section 3.6(d)(iv) of the Partnership Agreement are delivered as provided therein. Dividends which are Past Due for any past Dividend Period may be declared and paid at any time, without reference to any regular Dividend Payment Date.

                          (C) All dividends paid with respect to shares of the Class E Preferred Stock pursuant to Paragraph (h)(ii)(A) and
         (h)(ii)(B) of this Article FOURTH shall be paid pro rata to the Class E Preferred Holders entitled thereto.

                          (D) Except as set forth in the following sentence, no dividends shall be declared by the Board of Directors or paid or funds set apart for payment of dividends by the Corporation on any Class E Preferred Parity Securities for any period unless full Class E Preferred Dividends shall have been or contemporaneously are declared and paid in full, or declared and a sum in cash set apart sufficient for such payment, on the Class E Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such full dividends on such Class E Preferred Parity Securities. If any dividends are not paid in full, as aforesaid, upon the shares of the Class E Preferred Stock and any other Class E Preferred Parity Securities, all Class E Preferred Dividends declared upon shares of the Class E Preferred Stock and any other dividends declared upon shares of Class E Preferred Parity Securities shall be declared pro rata so that the amount of dividends declared per share on the Class E Preferred Stock and such Class E Preferred Parity Securities shall in all cases bear to each other the same ratio that accrued dividends per share on the Class E Preferred Stock and such Class E Preferred Parity Securities bear to each other.

                          (E)       (I)      The Class E Preferred Holders shall
         be entitled to receive the Class E Preferred Dividends provided for in Paragraph (h)(ii)(A) and (h)(ii)(B) hereof in preference to and in priority over any dividends upon any of the Class E Preferred Junior Securities and shall be entitled to receive the Class E

         Total Dividend provided for in Paragraph (h)(ii)(A) hereof subsequent to and subordinate to any dividends upon any Class E Preferred Senior Securities.

                                   (II)      So long as any shares of Class E
         Preferred Stock are outstanding, the Corporation shall not declare, pay or set apart for payment any dividend on any Class E Preferred Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Class E Preferred Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any Class E Preferred Junior Securities, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Class E Preferred Junior Securities or any such warrants, rights, calls or options unless full Class E Preferred Dividends determined in accordance herewith have been paid or deemed paid in full on the Class E Preferred Stock for all past Dividend Periods.

                                   (III)     So long as any shares of Class E
         Preferred Stock are outstanding, the Corporation shall not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Class E Preferred Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Class E Preferred Parity Securities, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Class E Preferred Parity Securities or any such warrants, rights, calls or options unless full Class E Preferred Dividends determined in accordance herewith have been paid or deemed paid in full on the Class E Preferred Stock for all past Dividend Periods.

                          (F) Dividends payable on shares of the Class E Preferred Stock for any period less than a year shall be computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed in the period for which dividends are payable.

                          (G) Notwithstanding anything else provided herein, the dividend rate provided for in Paragraph (h)(ii)(A)(I) of this Article FOURTH on the Class E Preferred Dividend shall be subject to reduction upon any increase in the highest marginal United States federal corporate income tax rate, as set forth on Exhibit 1 hereto.

                  (iii) Liquidation Preference. (A) Upon any voluntary or involuntary dissolution, winding-up or liquidation of the Corporation, the holders of shares of Class E Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, $12,160 per share, plus an amount in cash equal to accrued and unpaid dividends thereon to the date fixed for dissolution, winding-up or liquidation (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for dissolution, winding-up or liquidation), before any payment shall be made or any assets distributed to the holders of any of the Class E Preferred Junior Securities, including, without limitation, Common Stock. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of the Class E Preferred Stock and holders of all outstanding shares of all Class E Preferred Parity Securities, then (after distribution of assets in respect of Class E Preferred Senior Securities) the Class E Preferred Holders and the holders of all such Class E Preferred Parity Securities shall share equally and ratably in any payment and distribution of assets of the Corporation in proportion to the full liquidation preference and accrued and unpaid dividends thereon determined as of the date of such voluntary or involuntary dissolution, winding-up or liquidation, to which each is entitled.

                          (B) If, upon any voluntary or involuntary dissolution, winding-up or liquidation of the Corporation, the assets of the Corporation available for distribution to its stockholders (giving effect to the liquidation payments provided for in Paragraph
         (h)(iii)(A) above and all liquidation payments in respect of the Class E Preferred Senior Securities and the Class E Preferred Parity Securities) are sufficient to enable a distribution to be made to the holders of the Common Stock, then, in addition to the liquidation payment provided for in Paragraph (h)(iii)(A) above, the holders of the Class E Preferred Stock shall be entitled to receive an amount per share equal to the amount each such holder would have received if such holder's shares of Class E Preferred Stock had been converted into Common Stock immediately prior to the date fixed for such dissolution, winding-up or liquidation.

                          (C) For the purposes of Paragraphs (h)(iii)(A) and (B) of this Article FOURTH, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more corporations shall be deemed to be a dissolution, winding-up or liquidation of the Corporation (unless such sale, conveyance, exchange or transfer is in connection with a dissolution, winding-up or liquidation of the business of the Corporation).

                  (iv) Redemption. The Class E Preferred Stock is not subject to redemption, mandatory or optional.

                  (v)      Voting Rights.

                          (A) The Class E Preferred Holders, except as otherwise required under Delaware law or as set forth in Paragraph
         (h)(v)(B) of this Article FOURTH, shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

                          (B) So long as any shares of Class E Preferred Stock are outstanding, the Corporation shall not amend this Certificate of Incorporation if such amendment would have the effect of increasing the total number of shares of Class E Preferred Stock, or would otherwise adversely affect the rights of the holders of the Class E Preferred Stock, without the affirmative vote or consent of holders of at least a majority of the outstanding shares of Class E Preferred Stock (the "Class E Preferred Majority Holders"), voting or consenting, separately as one class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting, may waive compliance with any provision of this Article FOURTH.

                          (C) In any case in which the Class E Preferred Holders shall be entitled to vote pursuant to this subparagraph (h)(v) or pursuant to Delaware law, each Class E Preferred Holder shall be entitled to one vote for each share of Class E Preferred Stock held.

                  (vi)     Conversion.

                          (A) At any time from and after the expiration of five (5) years after the Class E Preferred Stock Issuance Date (the "Class E Conversion Commencement Date"), the Class E Preferred Stock shall be convertible, in part or in whole, at the option of the Class E Preferred Holders, into shares of Common Stock upon the terms and conditions as hereinafter provided in this Paragraph (h)(vi) (the "Class E Conversion").

                          (B) In order to exercise the conversion rights hereunder, the Class E Preferred Majority Holders shall give the Corporation written notice of the decision by the Class E Preferred Majority Holders that all or a portion of their shares of Class E Preferred Stock are to be converted into shares of Common Stock. Such notice to the Corporation shall be delivered not less than ten (10) days prior to the date on which a Class E Conversion is to take place (a "Class E Conversion Date"), which date shall be set forth in such notice and which date shall be a Business Day.

                          (C) On or as soon as practicable after the Class E Conversion Date, each holder of the shares of Class E Preferred Stock to be converted shall surrender the certificate or certificates therefor, duly endorsed in blank or accompanied by forms appropriate for transfer, at the principal office of the Corporation. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of shares of Class E Preferred Stock, certificates for the number of full or fractional shares of Common Stock to which it shall be entitled pursuant to subparagraphs (E) and
         (F) of this Paragraph (h)(vi) below. Regardless of when the holders of the shares of Class E Preferred Stock to be converted surrender their certificates therefor as required by the first sentence of this Section
         (f)(vi)(C), (y) such Class E Conversion shall be deemed to have been made immediately prior to the close of business on a Class E Conversion Date, and (z) the person or persons entitled to receive the shares of Common

         Stock issuable upon the Class E Conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the applicable Class E Conversion Date. Upon a Class E Conversion, the Corporation shall make all necessary payments, in cash, on account of dividends declared or accrued and unpaid on the Class E Preferred Stock converted thereby.

                          (D) The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Class E Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all Class E Preferred Stock from time to time outstanding. The Corporation shall from time to time (subject to obtaining necessary Board of Directors and stockholder approval, which the Corporation shall promptly seek to obtain), in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Class E Preferred Stock at the time outstanding.

                          (E) Each share of Class E Preferred Stock to be converted into shares of Common Stock shall be converted into 1.2 shares of Common Stock (as the same may be adjusted as provided in subparagraph (F) of this Paragraph (h)(vi) below, the "Class E Conversion Ratio").

                          (F) In case the Corporation shall, at any time or from time to time while any of the shares of Class E Preferred Stock are outstanding, (I) pay a dividend in shares of Common Stock on the Common Stock, (II) subdivide its outstanding shares of Common Stock,
         (III) combine its outstanding shares of Common Stock into a smaller number of shares, or (IV) issue by reorganization, recapitalization or reclassification of its shares of Common Stock any shares of stock of the Corporation, then the Class E Conversion Ratio in effect immediately prior thereto shall be adjusted so that the holder of any share of Class E Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock or other securities of the Corporation which he would have owned or have been entitled to receive after the happening of any of the events described above, had such share of Class E Preferred Stock been converted immediately prior to the happening of such event. Upon any adjustment of the Class E Conversion Ratio, then and in each such case the Corporation shall deliver to the holders of the Class E Preferred Stock written notice thereof, certified by the Secretary of the Corporation, which notice shall state the Class E Conversion Ratio resulting from such adjustment and set forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the written request of the Class E Preferred Majority Holders, the Corporation shall cause its then independent certified public accountants to furnish to such Class E Preferred Holders a certification of such adjustment to the Class E Conversion Ratio.

                  (vii) Preemptive Rights. No shares of Class E Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

                  (viii) Cancellation of Reacquired Shares. Shares of Class E Preferred Stock that have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of Delaware) be canceled and retired.

                  (ix) Business Day. If any payment shall be required by the terms hereof to be made on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day.


                  (x) Headings of Subdivisions. The headings of various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions thereof.

                  (xi) Severability of Provisions. If any right, preference or limitation of the Class E Preferred Stock set forth in this Certificate of Incorporation is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this Certificate of Incorporation which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

                  (xii) Mutilated or Missing Class E Preferred Stock Certificates. If any of the Class E Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Class E Preferred Stock certificate, or in lieu of and in substitution for the Class E Preferred Stock certificate lost, stolen or destroyed, a new Class E Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Class E Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Class E Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation and the transfer agent (if other than the Corporation).

         (i) At each meeting of stockholders, the holders of two-thirds of the outstanding shares of capital stock of the Corporation entitled to vote at the meeting (the "Voting Securities"), present in person or by proxy, shall constitute a quorum, and except as otherwise provided in this Certificate of Incorporation and, subject to any voting rights conferred upon the holders of any class of Preferred Stock, the affirmative vote of the holders of two-thirds of the outstanding Voting Securities, voting in the aggregate and not by classes, shall be necessary and sufficient to effect any action of the stockholders.

         (j) At each meeting of the holders of a separate class of Voting Securities, the holders of a majority of the outstanding shares of that class, present in person or by proxy, shall constitute a quorum, and the affirmative vote of the holders of a majority of the outstanding shares of that class shall be necessary and sufficient to effect any action of that class. In the absence of a quorum at a meeting of stockholders or of a class of stockholders, the stockholders present may, by majority vote, adjourn the meeting from time to time until a quorum shall attend. Voting at meetings of stockholders or of a class of stockholders need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of the capital stock entitled to vote at such meeting, present in person or by proxy, so determine.

         (k) Whenever the Corporation is required to approve an amendment to the Certificate of Incorporation of KBI-E in its capacity as the sole stockholder of KBI-E by voting its shares of stock of KBI-E at a meeting of the sole stockholder or by executing a written consent as the sole stockholder of KBI-E and such amendment would affect the payment of dividends on the Class C Preferred Stock or the Class D Preferred Stock, the holders of 100% of the outstanding shares of Class C Preferred Stock and Class D Preferred Stock must consent to such amendment before the Corporation can approve such amendment. Any amendment to Section (e) of Article Fourth of the Amended and Restated Certificate of Incorporation of KBI-E, which Section (e) shall be in the form attached hereto as Exhibit 2, shall be deemed to affect the payment of dividends on the Class C Preferred Stock and the Class D Preferred Stock. Notwithstanding anything to the contrary contained herein, from and after any Bankruptcy (as defined in the Master Restructuring Agreement) of the Partnership (as defined in the Master Restructuring Agreement), the voting and consent rights set forth in the first sentence of this Paragraph (k) shall not apply, and the second sentence of this Paragraph (k) shall be void and of no effect.

         FIFTH:

         (a) The number of directors of the Corporation shall be ten, consisting of eight directors elected by the holders of all classes of the Common Stock, voting together as a class, as hereinafter provided (the "Common Stock Directors"), with the remaining two seats on the Board of Directors being filled by the individuals nominated and elected by the holders of the Class C Preferred Stock pursuant to the terms of Paragraph (f)(v)(B) of Article FOURTH and the Class D Preferred Stock pursuant to the terms of Paragraph (g)(v)(B) of Article FOURTH (collectively, the "Preferred Stock Directors").

         (b) Except as otherwise provided in this Certificate of Incorporation, all directors shall be of equal rank and have the same rights, powers, duties and obligations.

                  (i) Common Stock Directors. The holders of shares of Common Stock shall exclusively, by affirmative vote of holders of a majority of the shares of Common Stock at the time outstanding, elect, remove, accept resignations of, and fill vacancies in the office of Common Stock Directors. Any Common Stock Director may be removed, either with or without cause, at any time by the affirmative vote of holders of a majority of the outstanding shares of Common Stock, and thereupon the term of such director shall forthwith terminate. If a vacancy occurs in the Board of Directors with respect to a Common Stock Director for any reason, the holders of a majority of the shares of Common Stock at the time outstanding may fill such vacancy, and any person so chosen to fill such vacancy shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

                   (ii) Preferred Stock Directors. The Preferred Stock Directors shall be nominated, elected and removed from office in accordance with the terms of Paragraph (f)(v)(B) of Article FOURTH and Paragraph (g)(v)(B) of Article FOURTH, as the case may be.

         SIXTH: At each meeting of the Board of Directors, a majority of the Full Board shall be necessary and sufficient to constitute a quorum for the transaction of business. As used herein, the term "Full Board" shall mean the total number of directors which the Corporation would have if there were no vacancies on the Board of Directors. Each director shall have one vote on all matters, and the affirmative vote of a majority of the Full Board shall be necessary and sufficient to effect any action by the Board of Directors. Except as herein expressly provided, the Board of Directors may exercise all the powers and privileges granted by law as are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, subject to any policies adopted by the stockholders of the Corporation for the management of the Corporation. Nothing provided in this Article SIXTH shall be deemed to alter the general duties or responsibilities of any of the directors to any person including, without limitation, the Corporation and its stockholders.

         SEVENTH: Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

         EIGHTH: If (a) any two or more stockholders or subscribers to stock of the Corporation shall enter into any agreement abridging, limiting or restricting the rights of any one or more of them to sell, assign, pledge, dispose of, encumber, or otherwise transfer any or all of the stock of the Corporation held by any one or more of them and if a copy of said agreement shall be filed with the Corporation, or if (b) the stockholders entitled to vote shall adopt any By-Law provision abridging, limiting or restricting the aforesaid rights of any stockholders, then and in either of such events, all certificates for shares of stock subject to such abridgements, limitations or restrictions shall have a reference thereto endorsed thereon by an officer of the Corporation and such stock shall not thereafter be transferred on the books of the Corporation except in accordance with the terms and provisions of such agreement or By-Law, as the case may be.

         NINTH: The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the General Corporation Law of Delaware. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article NINTH shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

         IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by Peter Nugent, its President, and George Shiebler, its Secretary, this 1st day of July, 1998.

                                           ASTRA MERCK INC.


                                           By:   /s/ Peter E. Nugent
                                              ---------------------------------
                                               Name:  Peter E. Nugent
                                               Title: President


                                           By:  /s/ George Shiebler
                                              ---------------------------------
                                               Name:  George Shiebler
                                               Title: Secretary

                                                                       EXHIBIT 1

                  ADJUSTMENTS TO PREFERRED STOCK DIVIDEND RATE



        In the event that the highest marginal U.S. federal corporate income tax rate (the "Federal Tax Rate") is increased at any time or from time to time after the filing of this Amended and Restated Certificate of Incorporation, the annual dividend rate for the Class A Preferred Stock, Class C Preferred Stock, Class D Preferred Stock and (with respect to the Class E Preferred Dividend) Class E Preferred Stock, respectively, set forth in Article FOURTH of this Amended and Restated Certificate of Incorporation shall be decreased as set forth in the following table; provided, however, that if the Federal Tax Rate, as so increased, includes an amount which is a fraction of a percentage point (e.g., 35 1/2%), the Federal Tax Rate shall be rounded down to the next lowest whole percentage rate (e.g., 35%). Such decrease in the annual dividend rate shall be effective as of the first day of the Dividend Period during which such increase in the Federal Tax Rate takes effect.





              FEDERAL TAX RATE       ANNUAL PREFERRED STOCK DIVIDEND
                                                   RATE

                     35%                           5.00%
                     36%                           4.92%
                     37%                           4.85%
                     38%                           4.77%
                     39%                           4.69%
                     40%                           4.62%
                     41%                           4.54%
                 42% or more                       4.46%

                                                                       EXHIBIT 2

                    PARAGRAPH (e) OF ARTICLE FOURTH OF KBI-E
                          CERTIFICATE OF INCORPORATION

         (e) Notwithstanding anything to the contrary contained in this Amended and Restated Certificate of Incorporation, the Corporation shall not, without the unanimous affirmative vote or consent of the holders of all of the outstanding shares of Common Stock entitled to vote at a regular meeting of stockholders, (i) liquidate, (ii) dissolve, (iii) voluntarily consent to an order for relief under Title 11 of the U.S. Code, entitled "Bankruptcy", (iv) seek, consent to, or not contest the appointment of a receiver, custodian, or trustee for itself or for all or any material part of its property, (v) file a petition seeking relief under the bankruptcy, arrangement, reorganization, or other debtor relief laws of any country, state or other competent jurisdiction,
(vi) make a general assignment for the benefit of its creditors, (vii) admit in writing that it is generally not paying its debts as they become due, or (viii) authorize the taking of any of the actions described in clause (i) - (vii) herein; provided, however, that from and after any Bankruptcy (as defined in the Master Restructuring Agreement dated as of June 19, 1998 between KB, TR, KBI, KBI Sub, the Corporation and certain other parties (the "Master Restructuring Agreement")) of the Partnership (as defined in the Master Restructuring Agreement), this Section (e) shall be void and of no effect.